Attending to this matter, tel. direct line, fax direct line | DEC 0 1 2008 | 2008-11-19 Your date | Your reference

KF/Anders Örbom, +46 26 26 10 30

Washington, DC
106

Commission File No. 82-1463

[redacted]

08006111

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the third quarter 2008, dated 30 October 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
DEC 09 2008
THOMSON REUTERS

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K003

Sandvik Q3

PRESS RELEASE 30 October 2008 — Interim report on the third quarter 2008

- Order intake +5%*, 22 106 SEK M
- Invoiced sales +7%*, 22 478 SEK M
- Operating profit +1%, 3 586 SEK M
- Profit after financial items -2%, 3 035 SEK M
- Profit for the period -1%, 2 272 SEK M
- Earnings per share +/-0%, 1.85 SEK
- Cash flow +13%, 2 386 SEK M

INVOICED SALES*


16 0
44 +2
15 +20
9 +29
6 -1
10 +18

Share of the group, % — Change, %

"Demand for Sandvik's products remained favorable in several markets and in the majority of segments in the third quarter. Order intake increased in price and volume by 5% and invoiced sales rose by 7%, however, adjusted for metal price effects and major project orders, order intake increased by about 15% and invoiced sales by approximately 11%. Operating profit amounted to SEK 3.6 billion and was positively impacted by such factors as currency effects, but was negatively affected by declining metal prices. The operating margin amounted to 16.0%," said Sandvik's President and CEO Lars Pettersson.

"In the latter part of the quarter, uncertainty in the financial markets influenced the business climate and a weaker demand in certain segments was noted. Some customers have indicated that there will be production cuts and project deferrals, which means that we are taking measures in order to adjust costs and production capacity."



CEO Lars Pettersson in dialogue with Michael Grundberg of LE Lundberg Kapitalförvaltning and Johan Lindström of Alfred Berg at Sandvik's Capital Markets Day in September.

KEY FIGURES

SEK M	Q3/08	Q3/07	Q1-3/08	Q1-3/07
Order intake	22 106	21 259	71 894	68 440
Invoiced sales	22 478	21 216	68 484	63 627
Operating profit	3 586	3 563	10 559	11 194
Earnings per share, SEK [1]	1.85	1.85	5.38	6.00

1) No dilution effects in the quarter.

BUSINESS AREAS – INVOICED SALES*


+6%

Sandvik Tooling


+15%

Sandvik Mining and Construction


-4%**

Sandvik Materials Technology

** +14% excluding metal price effects

*** Percentage change compared to the same quarter in the preceding year at fixed exchange rates for comparable units.**

For additional information please call Sandvik Investor Relations +46 (0) 26-26 10 23 or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Order intake	22 106	21 259	+4 [1]	71 894	68 440	+5 [1]
Invoiced sales	22 478	21 216	+6 [2]	68 484	63 627	+8 [2]
Operating profit	3 586	3 563	+1	10 559	11 194	-6
%	16.0	16.8		15.4	17.6	
Profit after financial items	3 035	3 104	-2	9 053	10 265	-12
%	13.5	14.6		13.2	16.1	
Profit for the period	2 272	2 299	-1	6 682	7 511	-11
%	10.1	10.8		9.8	11.8	
of which shareholders' interest	2 189	2 191	+/-0	6 378	7 137	-11
Earnings per share, SEK *	1.85	1.85	+/-0	5.38	6.00	-10

* Calculated on the basis of the shareholders' share of profit for the period. No dilution effects in the quarter.
1) +5% and +5% respectively at fixed exchange rates for comparable units.
2) +7% and +8% respectively at fixed exchange rates for comparable units.

KEY FIGURES	Q3 2008	Q3 2007	Full-year 2007
Number of shares outstanding at end of period ('000)	1 186 287	1 186 287	1 186 287
Average no. of shares ('000)	1 186 287	1 186 287	1 186 287
Tax rate, %	25.1	25.9	26.2
Return on capital employed, % [1]	22.5	29.1	27.0
Return on total equity, % [1]	29.6	36.4	34.4
Return on assets % [1]	16.0	20.5	19.1
Shareholders' equity per share	26.20	21.80	24.10
Net debt/equity ratio	1.0	1.1	1.0
Equity/assets ratio, %	34	33	35
Net working capital, %	33	32	31
No. of employees	50 929	46 174	47 123

1) Rolling 12 months

ORDER INTAKE OCH INVOICED SALES PER MARKET AREA

Third quarter 2008

Market area	Order intake SEK M	Change* %	Change* %[1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	9 220	-1	+4	42	9 860	+2	44
NAFTA	3 908	0	0	18	3 642	0	16
South America	1 498	+37	+37	7	1 394	-1	6
Africa/Middle East	1 892	+39	+39	8	1 994	+29	9
Asia	3 812	+28	+28	17	3 406	+20	15
Australia	1 776	-22	-9	8	2 182	+18	10
Total	22 106	+5	+10	100	22 478	+7	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

CHANGE, %	Order intake Q3 2008	Q3 2007	Q1-3 2008	Q1-3 2007	Invoiced sales Q3 2008	Q3 2007	Q1-3 2008	Q1-3 2007
Price/volume	+5	+11	+5	+17	+7	+16	+8	+20
Structural	+1	+4	+3	+3	+1	+5	+2	+3
Currency	-2	-1	-2	-3	-2	-1	-3	-3
Total	+4	+14	+5	+17	+6	+21	+8	+20

Sales


INVOICED SALES
SEK M
Quarter
SEK M
Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months


ORDER INTAKE
SEK M
Quarter
SEK M
Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months

Global demand remained favorable in Sandvik's core areas during the quarter. The business climate was stable within oil, gas, nuclear power, aerospace, the mining industry and medical technology. In September, there were clear signals that the remainder of the year would be affected by production cutbacks primarily within the automotive industry in the US and Europe, but also within the construction industry and certain consumer-related applications. The deferral of a number of projects had a negative impact on order intake at the end of the quarter. Fluctuations in exchange rates and metal prices, as well as the financial crisis, mean that the uncertainty has increased.

Invoiced sales in the third quarter amounted to SEK 22,478 M (21,216), an increase of 6% in total and of 7% excluding currency effects for comparable units. Changed exchange rates had a negative impact of 2% on invoicing. For Sandvik Tooling, the increase for comparable units excluding currency effects was 6%, and for Sandvik Mining and Construction 15%. Sandvik Materials Technology declined by 4%. Excluding adjustments for price compensation related to changed metal prices, the underlying invoicing increased by 14%.

Order intake totaled SEK 22,106 M (21,259), an increase of 4% in total and 5% excluding currency effects for comparable units compared with the preceding year. Changed exchange rates had a negative impact on order intake of 2%. Growth for comparable units and excluding currency effects was 6% for Sandvik Tooling and 7% for Sandvik Mining and Construction. Adjusted for major project orders, growth for Sandvik Mining and Construction was 17%. Order intake for Sandvik Materials Technology rose by 2%, but adjusted for effects of lower metal prices, the underlying order intake increased by about 20%.

In **Europe**, demand during the quarter was stable in most markets and order intake was favorable from such areas as the energy and mining industries, but weakened from consumer-based industry and parts of the construction industry. At the end of the quarter, a slightly lower level of demand was noted for cutting tools primarily used in the automotive industry

Growth in **NAFTA** remained favorable in such areas as cemented-carbide tools, mining equipment and advanced tube applications and the order intake trend remained positive. Demand from the construction industry and US automotive manufacturers was further weakened.

The trend in order intake in **Africa/Middle East** was robust and rose by 39%. A high level of activity was noted in **South America** and order intake increased by 37%. Demand in **Asia** remained highly favorable and the order intake rose by 28% adjusted for major project orders. Growth remained favorable, primarily in China and India.

Underlying demand in **Australia** remained favorable, mainly within the mining industry, but with fluctuations in the order pattern. Order intake declined by 22%, while invoicing increased by 18%.

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
06
07
08
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
06
07
08
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the third quarter amounted to SEK 3,586 M (3,563), or 16.0% of invoiced sales (16.8). Earnings were affected adversely in the amount of SEK 114 M by lower metal prices, but positively impacted from currency rates in the amount of SEK 225 M due to favorable hedging contracts. Based on exchange rates and metal prices at quarter end, a positive currency effect of SEK 150-200 M and a negative metal price effect on inventories of about SEK 300 M is estimated for the fourth quarter.

Underlying profitability remained favorable in all business areas and within the majority of core areas, but was somewhat weakened in certain segments. Weaker demand in a number of segments means that measures are taken to adjust costs, production capacity and tied-up capital to a lower level of demand.

The net financial expense increased to SEK 551 M (expense: 459), mainly due to higher net borrowings. The problems in the global credit market have not affected Sandvik's ability to secure the required financing.

Profit after financial income and expenses declined slightly to SEK 3,035 M (3,104), 13.5% of invoicing. **Net profit for the period** was SEK 2,272 M (2,299). Earnings per share amounted to SEK 1.85 (1.85).

Cash flow from operating activities improved to SEK 2,386 M (2,103). During the quarter, operating capital rose and amounted to 33% of invoiced sales, mainly as a result of currency effects, but also a rise in inventories.

Investments amounted to SEK 2,019 M (4,064), of which company acquisitions accounted for SEK 12 M (2,814). Cash flow after investments amounted to SEK 546 M (neg: 1,797) for the quarter.

The return on capital employed declined to 22.5% (29.1), mainly attributable to an increase in tied-up capital, metal price effects and the weaker Swedish currency at the end of the quarter. After adjustments for major acquisitions completed in the most recent year, return on capital employed totaled 24.0%. Metal price effects impact return negatively by about 2.0 percentage points. The return on shareholders' equity declined to 29.6% (36.4).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
06
07
08
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
06
07
08
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the third quarter amounted to SEK 6,270 M (5,991), an increase of 6% for comparable units excluding currency effects. Invoicing totaled SEK 6,295 M (5,982), an increase of 6% from the preceding year for comparable units excluding currency effects. The number of working days in the quarter had a positive impact on Sandvik Tooling's order intake and invoicing by 1 percentage point, while changed exchange rates had a negative effect of nearly 1 percentage point.

Demand remained favorable for Sandvik Tooling in most large markets during the quarter. Demand was healthy in Europe, but signs of a slowdown within certain segments were noted in September. Order intake was stable in NAFTA in several segments, but a further weakening of the US automotive industry had a negative impact on demand and profitability.

During the quarter, the strong growth in Eastern Europe and Asia subsided somewhat, with the exception of Japan, where the demand trend was flat. The high level of activity continued in South America and order intake increased. Demand and profitability for advanced cemented-carbide and diamond-based tools developed more favorably than high-speed steel-based tools and tools for the automotive industry.

Against the background of the growing uncertainty surrounding market development, Sandvik Tooling has taken and prepared various measures aimed at addressing a lower level of demand. These include measures to increase market penetration but also to adapt the cost level, tied-up capital and production capacity.

Operating profit declined by slightly more than 1% compared with the third quarter of 2007 and amounted to SEK 1,422 M (1,442). The operating margin amounted to 22.6% (24.1). Healthy volumes and positive price trends could not quite offset cost increases in for example sales and R&D.

Smaller non-recurring items affected the outcome in 2007 positively and 2008 negatively, generating a negative net impact on operating margin by approximately 0.5 percentage points.

Return on capital employed declined to 32.2%. (33.7). Excluding Diamond Innovations, return on capital employed amounted to 34.7% (36.3).

Sandvik Coromant's launch of the new generation of shoulder mills, CoroMill 490, has been a success. Its versatility allows customers to use CoroMill 490 as their standard milling tool. The result is reduced machining costs by up to 25 per cent.



SANDVIK TOOLING

SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Order intake	6 270	5 991	+6 *	19 918	18 752	+7 *
Invoiced sales	6 295	5 982	+6 *	19 616	18 303	+9 *
Operating profit	1 422	1 442	-1	4 644	4 447	+4
%	22.6	24.1		23.7	24.3	
Return on capital employed	32.2	33.7		32.2	33.7	
No. of employees	17 283	16 335	+6			

* At fixed exchange rates for comparable units.

Sandvik
Mining and Construction

Sandvik Mining and Construction's order intake in the third quarter amounted to SEK 9,465 M (9,077), a rise of 7% compared with the preceding year for comparable units excluding currency effects. Invoicing for comparable units excluding currency effects rose 15% to SEK 9,475 M (8,424). Order intake and invoicing were negatively affected by about 3% due to changed currency rates.

Demand for equipment, tools and service among customers in the mining industry remained strong in Asia, Africa and Australia, favorable in Europe and South America and stable in NAFTA. Order intake was particularly strong for products for underground mining.

The increase in order intake in Asia, South America and Africa remained high. At the end of the quarter, a weakening within the construction industry was noted in NAFTA and southern Europe, while the trend remained strong in northern Europe and in Asia – particularly in China and India. During much of the quarter, a high rate of activity was discernable in Exploration, but a weakening of the segment could be noted in September, caused by the difficulties faced by smaller players to finance ongoing and planned projects.

The proportion of projects included in invoiced sales declined somewhat to 10% (12) of total invoicing, while the aftermarket share rose slightly and totaled slightly above 46% (44), and the proportion of equipment was 44% (44). Equipment deliveries were highly favorable during the quarter and the delivery situation improved compared with preceding quarters. The market uncertainty demands appropriate preparation to adjust capacity and cost structure to a lower level of demand.



An electro-hydraulic longhole drilling rig for large-scale production drilling in underground mines.

Operating profit increased during the third quarter by 6% to SEK 1,337 M (1,260) or 14.1% (15.0) of invoicing. The increase was achieved primarily through greater volumes, a favorable product mix and increased margins within project operations. Costs for developing the sales organization in a number of markets and costs related to ongoing efficiency-enhancements projects were charged against earnings. Changed exchange rates had a negative impact of about SEK 75 M on profit compared with the preceding year. Return on capital employed declined to 27.1% (31.9), but excluding the effects of major acquisitions made in the most recent year, return was 29.5%, (33.2).

SANDVIK MINING AND CONSTRUCTION

SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Order intake	9 465	9 077	+7 *	30 383	27 902	+7 *
Invoiced sales	9 475	8 424	+15 *	27 613	23 908	+14 *
Operating profit	1 337	1 260	+6	3 892	3 631	+7
%	14.1	15.0		14.1	15.2	
Return on capital employed	27.1	31.9		27.1	31.9	
No. of employees	17 219	14 605	+18			

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the third quarter amounted to SEK 4,770 M (4,729), up 2% compared with the preceding year, excluding currency effects for comparable units. Invoiced sales amounted to SEK 5,122 M (5,363), a decline of 4% excluding currency effects for comparable units. Order intake, excluding currency, structural and metal price effects, rose by 20%, while invoicing increased by 14% compared with a relatively weak quarter in the preceding year. Price compensation for changed metal prices had a negative effect on order intake and invoicing of about 18 percentage points.

The underlying demand for products from Sandvik Materials Technology was favorable during the quarter. Demand for high value-added niche products remained strong, primarily from customers in sectors such as energy, oil and gas, aerospace, medical technology, nuclear power and process industries. Demand was favorable in the majority of markets, most notably in Europe, Asia and Australia. Order intake from and deliveries to the oil industry continued to improve during the quarter. Demand for products used in consumer-related applications was somewhat weaker, as was the case for certain standard products. In September, a number of customers signaled the deferral of projects, which may affect order intake for Sandvik Materials Technology at a later stage. The weaker market means that the ongoing efficiency program will be accelerated during the coming quarters.

Changed metal prices impacted the inventory valuation and consequently the earnings with about SEK 114 M in the third quarter. Nickel inventory levels at the end of the quarter were about 10,000 tons (10,000). A lower average price of about USD 23,500 per ton (27,000) was partially offset by a strengthening of the USD during the quarter. Cash flow in the quarter was not impacted by these effects. Based on metal prices and exchange rates at quarter end, a negative impact on profit of about SEK 300 M is expected in the fourth quarter.



Materials researcher Ping Liu working at a transmission electrone microscope (TEM).

In the seasonally weaker third quarter, operating profit was positively affected by high volumes and a positive price trend, but also negatively by inventory valuation effects resulting from lower metal prices. Compared with the corresponding quarter in the preceding year, changed exchange rates had a positive impact on earnings of SEK 120 M. Compared to the previous quarter the currency effect was SEK 60 M. The reported operating profit declined by 19% and amounted to SEK 505 M (621), or 9.9% (11.6) of invoicing. Adjusted for the metal price effects on inventories, the operating margin amounted to 12.1% of invoicing. Return on capital employed was 6.4% (20.0) for the most recent four quarters, including negative effects of about SEK 1.4 billion on inventories. Adjusted for inventory valuation effects, the return on capital employed in the quarter was 14.1%.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Order intake	4 770	4 729	+20 *	16 590	17 188	+11 *
Invoiced sales	5 122	5 363	+14 *	16 333	16 949	+11 *
Operating profit	505	621	-19	1 122	2 349	-52
%	9.9	11.6		6.9	13.9	
Return on capital employed	6.4	20.0		6.4	20.0	
No. of employees	9 442	8 960	+5			

* At fixed exchange rates for comparable units and adjusted for metal price effects.

First nine months of 2008

Order intake for the January–September period 2008 amounted to SEK 71,894 M (68,440), representing an increase of 5% in total and excluding currency effects for comparable units. Invoiced sales amounted to SEK 68,484 M (63,627), an increase of 8% in total and excluding currency effects for comparable units. Operating profit for the January–September period amounted to SEK 10,559 M (11,194), corresponding to a decline of 6%. The operating margin was 15.4% (17.6). Adjusted for the negative effects of the inventory valuation amounting to SEK 807 M, the operating profit amounted to SEK 11,366 M and the operating margin to 16.6%. Changed exchange rates had a marginal impact on earnings since the beginning of the year.

Net financial items were an expense of SEK 1,506 M (expense: 929) and profit after financial income and expenses amounted to SEK 9,053 M (10,265). The weakened financial net is mainly attributable to increased borrowing. The tax rate was 26.2% (26.8) and profit for the period amounted to SEK 6,682 M (7,511). Earnings per share amounted to SEK 5.38 (6.00). Cash flow from operating activities was SEK 7,746 M (4,194). The Group's investments in fixed assets totaled SEK 5,099 M (3,437). Company acquisitions amounted to SEK 935 M (5,700). After investments, acquisitions and divestments, cash flow was positive in the amount of SEK 2,137 M (negative: 4,273). The number of employees was 50,929 (47,123 at 31 December 2007).

Significant events

- In September, a new Nomination Committee for Sandvik was appointed to the Annual Meeting 2009. The Nomination Committee shall submit a proposal for the election of the Chairman at the Annual Meeting. Furthermore, it shall propose to the Meeting how many Board members should be elected, make recommendations on fees to be paid to each member of the Board and to the auditors, propose Board members and Chairman of the Board and shall propose how a Nomination Committee shall be formed to act at the Annual Meeting in 2010 and what its assignment shall be.

  The Nomination Committee has now been appointed and comprises Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee, Håkan Sandberg, Handelsbanken's Pension Foundation and Pension Fund, Staffan Grefbäck, Alecta Pension Insurance, Marianne Nilsson, Swedbank Robur Funds and Clas Åke Hedström, Sandvik's Board Chairman.
- In October, Sandvik reached an agreement with the German company Dockweiler Edelstahl GmbH covering the divestment of Sandvik Calamo, a product unit of the Sandvik Materials Technology business area. The unit has 36 employees and sales of about SEK 65 M. The divestment is expected to be completed in October 2008.
- For the first time, Sandvik has been included in both of the Dow Jones' sustainability indices – DJSI World and DJSI STOXX – from the autumn of 2008. Qualification to the DJSI World requires inclusion among the top 10% of companies based on three perspectives: financial success, environmental performance and social responsibility. The selection is made from 2,500 of the largest companies on the Dow Jones World Index. Sandvik is already included in the FTSE4Good.

Parent Company

The Parent Company's invoicing during the third quarter of 2008 amounted to SEK 4,795 M (4,665) and operating profit was SEK 238 M (155). For the 2008 January–September period, invoicing totaled SEK 15,896 M (15,434) and the operating profit SEK 154 M (674). The operating profit for the Parent Company, as for the Group, was negatively impacted by metal price effects in Sandvik Materials Technology. Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 5,364 M (3,319) during the third quarter. Interest-bearing liabilities less cash and cash-equivalents and interest-bearing assets amounted to SEK 13,517 M (SEK 10,240 M at 31 December 2007). The Parent Company's net debt/equity ratio increased as a result of the settlement of Group contributions and payment of dividends to shareholders. Investments in fixed assets amounted to SEK 1,150 M (802).

Acquisitions and divestments

The total purchase consideration for operations acquired during quarters 1-3 amounted to SEK 935 M. Of the purchase consideration, a preliminary amount of SEK 530 M comprises goodwill and other intangible assets.

The number of employees in acquired operations amounted to 704. The accumulated effect from acquisitions was SEK 242 M on invoicing and SEK -22 M on profit after tax.

Acquisitions during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Mining and Construction	Extec Screens and Crushers Ltd, UK	31 May 07	1 800	450
Sandvik Mining and Construction	Fintec Crushing and Screening Ltd, UK	31 May 07	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	13 Jul 07	500	430
Sandvik Materials Technology	JKB Medical Technologies, USA	14 Dec 07	90	90
Sandvik Mining and Construction	JN Precise, Canada	28 Jan 08	100	70
Sandvik Materials Technology	Medtronic Inc., USA (part of)	1 Feb 08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	29 Feb 08	70	100
Sandvik Mining and Construction	Aubema, Germany	3 Apr 08	160	80
Sandvik Mining and Construction	Sanslip, Sweden	7 Apr 08	15	9
Sandvik Materials Technology	Eurocut, UK	2 May 08	60	60
Seco Tools	ALG, Russia	5 May 08	100	170
Sandvik Tooling	Teeness, Norway	30 May 08	200	105
Sandvik Tooling	Precorp, USA (49%)	12 Jun 08		

Divestments during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Outokumpu Stainless Tubular Products, minority share 11.6%	30 Apr 07		
Sandvik Materials Technology	Sandvik Sorting Systems	29 Jun 07	1 000	300
Sandvik Tooling	Sandvik Tobler	31 Jan 08	85	80
Sandvik Mining and Construction	Sandvik Nora, construction division	30 Apr 08	65	30
Sandvik Materials Technology	Sandvik Calamo	Oct 08	65	36

Accounting policies

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report. From 2008, Sandvik has adjusted the distribution of costs between Cost of sales and services and Administrative expenses to increase accuracy and clarity and thereby improve the reporting of operations. This means that both the adjusted gross profit margin and administrative expenses increased by approximately 1 percentage points for the quarter. These adjustments have no impact on operating profit. Figures for 2007 were restated in this report.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The recent dramatic developments in the financial markets have caused a higher level of uncertainty, which also entails risks and uncertainties for the operations.

For a more in-depth analysis of risks, refer to Sandvik's 2007 Annual Report.

Annual Meeting 2009

The Board of Directors has decided that the 2009 Annual Meeting will be held in Sandviken on 28 April 2009 at 17:00 CET. The notice to convene the Meeting will be made in the usual manner.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

Sandviken, 30 October 2008
Sandvik AB; (publ)

Lars Pettersson
President and CEO

Sandvik discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 30 October at 08:00 CET.

Review report

We have conducted a review of the financial interim information for Sandvik AB; (publ) at 30 September 2008 and of the nine-month period ending on that date. The Board of Directors and the President are responsible for preparing this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express an opinion on this interim report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not provide the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report for the Group, in all material respects, is not prepared in accordance with IAS 34 and the Annual Accounts Act, and the interim report for the Parent Company is not prepared in accordance with the Annual Accounts Act.

Stockholm, 30 October 2008
KPMG AB

Caj Nackstad
Authorized Public Accountant

Appendices:

1. The Group. in brief
2. The Parent Company in brief.
3. Sales and operating profit.

The company's auditors have conducted a review of the Q3 2008 report. The Sandvik Group's interim report for the fourth quarter of 2008 will be published on 4 February 2009.

Additional information may be obtained from Jan Lissåker, Sandvik Investor Relations at tel. +46 26 26 10 23 or by e-mail to info.ir@sandvik.com.

A presentation and teleconference will be held on 30 October 2008 at 14.00 CET.

Financial calendar 2009:

4 Feb	Fourth quarter and full-year report 2008
28 Apr	First quarter report 2009 and AGM
17 Jul	Second quarter report 2009
3 Sep (prel)	Capital markets day 2009
30 Oct	Third quarter report 2009

POSTAL ADDRESS	PUBLIC COMPANY (publ)	PHONE AND FAX	WEB SITE AND E-MAIL
Sandvik AB	Corp.reg. No: 556000-3468	+46 26 26 00 00	www.sandvik.com
SE-811 81 Sandviken	VAT No: SE663000060901	+46 26 26 10 22	info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Revenue	22 478	21 216	+6	68 484	63 627	+8
Cost of sales and services	-14 634	-13 860	+6	-44 434	-40 881	+9
Gross profit	7 844	7 356	+7	24 050	22 746	+6
% of revenues	34.9	34.7		35.1	35.7	
Selling expenses	-2 817	-2 511	+12	-8 407	-7 606	+11
Administrative expenses	-1 274	-970	+31	-3 917	-3 002	+30
Research and development costs	-477	-434	+10	- 1 494	-1 300	+15
Other operating income and expenses	310	122		327	356	
Operating profit	3 586	3 563	+1	10 559	11 194	-6
% of revenues	16.0	16.8		15.4	17.6	
Financial income	88	71	+24	202	298	-32
Financial expenses	-639	-530	+21	-1 708	-1 227	+39
Financial net	-551	-459	+20	-1 506	-929	+62
Profit after financial items	3 035	3 104	-2	9 053	10 265	-12
% of revenues	13.5	14.6		13.2	16.1	
Income tax expense	-763	-805	-5	-2 371	-2 754	-14
Profit for the period	2 272	2 299	-1	6 682	7 511	-11
% of revenues	10.1	10.8		9.8	11.8	
of which minority interests	83	108	-23	304	374	-19
of which shareholders' interest	2 189	2 191		6 378	7 137	-11
Earnings per share, SEK	1.85	1.85	+/-0	5.38	6.00	-10

BALANCE SHEET SEK M	30 Sept 2008	30 Sept 2007	Change %	31 Dec 2007
Intangible assets	11 937	11 117	+7	11 425
Property, plant and equipment	23 794	19 662	+21	20 895
Financial assets	4 088	3 772	+8	3 779
Inventories	27 497	24 576	+12	25 301
Current receivables	24 462	20 898	+17	22 029
Cash and cash equivalents	1 560	2 379	-34	2 006
Total assets	93 338	82 404	+13	85 435
Total equity	32 123	26 904	+19	29 823
Non-current interest-bearing liabilities	22 115	21 003	+5	21 477
Non-current non-interest-bearing liabilities	5 584	4 687	+19	5 376
Current interest-bearing liabilities	12 413	10 382	+20	10 469
Current non-interest-bearing liabilities	21 103	19 428	+9	18 290
Total equity and liabilities	93 338	82 404	+13	85 435
*Net working capital**	*30 247*	*27 126*	*+12*	*28 804*
Loans	*31 753*	*28 186*	*+13*	*28 554*
*Net debt***	*31 609*	*28 025*	*+13*	*28 905*
Minority interests in total equity	*1 009*	*1 083*	*-7*	*1 209*

*) Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

Appendix 1 (cont.)

CHANGE IN TOTAL EQUITY SEK M	Q1-3 2008	Q1-3 2007
Opening equity as shown in approved balance sheet for the preceding year	29 823	27 198
Currency translation differences	+1 014	+90
Equity settled share based payments	-36	-133
Effect of hedge accounting in accordance with IAS 39	-99	+4
Dividends	-5 111	-4 207
Acquisition of minority interest in subsidiaries	-150	-
Redemption of own shares	-	-3 559
Net profit for the period	+6 682	+7 511
Closing equity	32 123	26 904

CASH-FLOW STATEMENT SEK M	Q3 2008	Q3 2007	Q1-3 2008	Q1-3 2007
Cash flow from operating activities				
Income after financial income and expenses	+3 035	+3 104	+9 053	+10 265
Adjustment for depreciation, amortization and impairment losses	+836	+710	+2 517	+2 261
Adjustment for items that do not require the use of cash	-9	-277	-295	-511
Income tax paid	-737	-510	-2 534	-2 419
Cash flow from operating activities before changes in working capital	+3 125	+3 027	+8 741	+9 596
Changes in working capital				
Change in inventories	-824	-1 442	-1 716	-5 026
Change in operating receivables	+720	+310	-1 076	-2 199
Change in operating liabilities	-635	+208	+1 797	+1 823
Cash flow from operating activities	+2 386	+2 103	+7 746	+4 194
Cash flow from investing activities				
Acquisitions of companies and shares, net of cash acquired	-12	-2 814	-935	-5 700
Acquisitions of property, plant and equipment	-2 007	-1 250	-5 099	-3 437
Proceeds from sale of companies and shares, net of cash disposed of			+83	+358
Proceeds from sale of property, plant and equipment	+179	+164	+342	+312
Cash flow from investing activities	-1 840	-3 900	-5 609	-8 467
Net cash flow after investing activities	+546	-1 797	+2 137	-4 273
Cash flow from financing activities				
Change in interest-bearing liabilities	-2 388	+2 072	+3 154	+12 723
Exercise of personnel options program		-9	-44	-98
Redemption of own shares				-3 559
Payment to new pension fund			-663	
Dividends paid			-5 111	-4 207
Cash flow from financing activities	-2 388	+2 063	-2 664	+4 859
Cash flow for the period	-1 842	+266	-527	+586
Cash and cash equivalents at beginning of the period	3 293	2 135	2 006	1 745
Exchange-rate differences in cash and cash equivalents	+109	-22	+81	+48
Cash and cash equivalents at the end of the period	1 560	2 379	1 560	2 379

Appendix 2

The parent company in brief

INCOME STATEMENT SEK M	Q3 2008	Q3 2007	Change %	Q1-3 2008	Q1-3 2007	Change %
Revenue	4 795	4 665	3	15 896	15 434	3
Cost of sales and services	-3 815	-3 626	5	-12 797	-11 749	9
Gross profit	980	1 039	-6	3 099	3 685	-16
Selling expenses	-167	-142	18	-502	-456	10
Administrative expenses	-542	-448	21	-1 658	-1 502	10
Research and development costs	-201	-201	0	-732	-664	10
Other operating income and expenses	168	-93	-281	-53	-389	-86
Operating profit	238	155	54	154	674	-77
Income from shares in group companies	2 108	142	1 385	5 364	3 319	62
Income from shares in associated companies	-	-	-	2	5	-60
Interest income and similar items	131	189	-31	471	456	3
Interest expenses and similar items	-462	-257	80	-1 170	-852	37
Profit after financial items	2 015	229	780	4 821	3 602	34
Appropriations	-	93	-	-	362	-
Income tax expense	25	-5	-600	3	-173	-102
Profit for the period	2 040	317	544	4 824	3 791	27

BALANCE SHEET SEK M	30 Sept 2008	30 Sept 2007	Change %	31 Dec 2007
Intangible assets	11	28	-61	26
Property, plant and equipment	6 422	5 608	15	5 765
Financial assets	14 376	13 586	6	13 857
Inventories	5 402	6 677	-19	6 242
Current receivables	15 721	17 972	-13	19 287
Cash and cash equivalents	6	13	-54	6
Total assets	41 938	43 884	-4	45 183
Total equity	12 936	10 532	23	12 901
Untaxed reserves	19	2 720	-99	19
Provisions	359	270	33	317
Non-current interest-bearing liabilities	10 866	11 740	-7	11 879
Non-current non-interest-bearing liabilities	35	9	289	0
Current interest-bearing liabilities	12 863	13 658	-6	11 982
Current non-interest-bearing liabilities	4 860	4 955	-2	8 085
Total equity and liabilities	41 938	43 884	-4	45 183
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	13 517	11 678	16	10 240
Investments in fixed assets	1 150	802	43	1 128

Appendix 3

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Q3 2008	Change Q3 %	Change Q3 %[1]	Q1-3 2008
Europe	9 539	10 327	39 704	10 463	11 213	9 860	+3	+2	31 537
NAFTA	3 820	3 658	14 901	3 616	3 600	3 642	-5	0	10 858
South America	1 360	1 466	5 445	1 264	1 444	1 394	+3	-1	4 102
Africa/Middle East	1 704	1 835	6 716	1 754	1 920	1 994	+17	+29	5 667
Asia	2 891	3 317	11 671	3 023	3 506	3 406	+18	+20	9 935
Australia	1 902	2 108	7 901	1 870	2 334	2 182	+15	+18	6 385
Group total	21 216	22 711	86 338	21 990	24 016	22 478	+6	+7	68 484

ORDER INTAKE BY BUSINESS AREA

SEK M	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Q3 2008	Change Q3 %	Change Q3 %[1]	Q1-3 2008
Sandvik Tooling	5 991	6 383	25 134	6 928	6 720	6 270	+5	+6	19 918
Sandvik Mining and Construction	9 077	10 084	37 986	10 529	10 389	9 465	+4	+7	30 383
Sandvik Materials Technology	4 729	5 545	22 733	5 921	5 899	4 770	+1	+2	16 590
Seco Tools[2]	1 454	1 600	6 176	1 721	1 678	1 600	+10	+9	5 000
Group activities	8	7	30	1	1	1			3
Group total	21 259	23 619	92 059	25 100	24 688	22 106	+4	+5	71 894

INVOICED SALES BY BUSINESS AREA

SEK M	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Q3 2008	Change Q3 %	Change Q3 %[1]	Q1-3 2008
Sandvik Tooling	5 982	6 429	24 732	6 600	6 721	6 295	+5	+6	19 616
Sandvik Mining and Construction	8 424	9 166	33 073	8 352	9 786	9 475	+12	+15	27 613
Sandvik Materials Technology	5 363	5 538	22 486	5 402	5 810	5 122	-5	-4	16 333
Seco Tools[2]	1 439	1 566	6 011	1 627	1 691	1 576	+10	+8	4 894
Group activities	8	12	36	9	8	10			28
Group total	21 216	22 711	86 338	21 990	24 016	22 478	+6	+7	68 484

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Q3 2008	Change Q3 %	Q1-3 2008
Sandvik Tooling	1 442	1 542	5 989	1 595	1 626	1 422	-1	4 644
Sandvik Mining and Construction	1 260	1 348	4 979	1 184	1 370	1 337	+6	3 892
Sandvik Materials Technology	621	86	2 435	82	534	505	-19	1 122
Seco Tools[2]	342	385	1 491	403	378	318	-7	1 099
Group activities	-102	-161	-500	-76	-125	4		-198
Group total	3 563	3 200	14 394	3 190	3 783	3 586	+1	10 559

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Q3 2008	Q1-3 2008
Sandvik Tooling	24.1	24.0	24.2	24.2	24.2	22.6	23.7
Sandvik Mining and Construction	15.0	14.7	15.1	14.2	14.0	14.1	14.1
Sandvik Materials Technology	11.6	1.6	10.8	1.5	9.2	9.9	6.9
Seco Tools[2]	23.8	24.6	24.8	24.8	22.3	20.2	22.5
Group total	16.8	14.1	16.7	14.5	15.8	16.0	15.4

1) Change compared with preceding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim and annual report.

END